

May 2, 2013

Via U.S. mail
Mohit Bhatia
Chief Financial Officer
Genpact Limited
Canon's Court
22 Victoria Street
Hamilton HM 12
Bermuda

      Re: **Genpact Limited**
               Form 10-K
               Filed March 1, 2013
               File No. 001-33626

Dear Mr. Bhatia:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the year ended December 31, 2012

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 37

Contractual Obligations, page 67

1.   Please confirm that you will disclose the amount of interest related to your debt in future filings. Please refer to footnote 46 in our Release 33-8350.

Financial Statements

Consolidated Statements of Income, page F-6

2.   Please tell us how your presentation of Dividend per share complies with paragraph 5 of ASC 260-10-45.

         We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

         In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

         You may contact Jennifer Monick, Senior Staff Accountant, at 202-551-3295 or me at 202-551-3629 if you have questions.

                                                      Sincerely,

                                                      /s/ Kevin Woody

                                                      Kevin Woody
                                                      Branch Chief